UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Canadian Solar Inc.

(Name of Subject Company (Issuer))

Canadian Solar Inc.

(Names of Filing Persons (Offerors))

6.0% Convertible Senior Notes due 2017

(Title of Class of Securities)

136635 AA 7

(CUSIP Number of Class of Securities)

Michael G. Potter

Chief Financial Officer

545 Speedvale Avenue West

Guelph, Ontario, Canada N1K 1E6

Tel: +1 (519) 837-1881

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

Copies to:

David T. Zhang, Esq.

Kirkland & Ellis International LLP

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

(852) 3761 3300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,001,333.33(1)	$136.59(2)

(1)          Calculated solely for purposes of determining the filing fee. The purchase price of the 6.0% Convertible Senior Notes due 2017 (the “Securities”), as described herein, is $1,001.33 in cash per $1,000 principal amount outstanding. As of November 15, 2012, there was $1,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $1,001,333.33.

(2)          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction. This amount has been paid as of November 15, 2012.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,306

Form or Registration No.: Post-Effective Amendment No. 1 to Form F-3 (File No. 333-152325)

Filing Party: Canadian Solar Inc.

Date Filed: July 7, 2009

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐             third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule 13e-3.

☐             amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the United States Securities and Exchange Commission by Canadian Solar Inc., a company incorporated under the laws of the Province of Ontario, Canada (the “Company”), on November 15, 2012 and Amendment No. 1 to Schedule TO filed by the Company on December 3, 2012, relating to the 6.0% Convertible Senior Notes due 2017 (the “Securities”) of the Company.  This Amendment relates to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Purchase Offer to the Holders, dated November 15, 2012 (the “Put Right Purchase Offer”), and the related notice materials filed as exhibits to the Schedule TO (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Put Right Purchase Offer and related notice materials are incorporated by reference in this Amendment.

This Amendment No. 2 is the final amendment to Schedule TO, and amends and supplements Schedule TO as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on December 17, 2012. The Company has been advised by The Bank of New York Mellon, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, Securities with an aggregate principal amount of $1,000,000 were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted these Securities for purchase and, before 11:00 a.m. New York City time on December 24, 2012, will forward cash in payment of the purchase price to the Paying Agent for distribution to all holders that exercised the Put Option. Following this purchase, none of the Securities remain outstanding.

ITEMS 1 through 11.

Not applicable.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)

Press Release issued on December 18, 2012, is incorporated by reference to Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on December 19, 2012.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADIAN SOLAR INC.

	By:	/s/ Shawn (Xiaohua) Qu
		Name:	Shawn (Xiaohua) Qu
		Title:	Chairman, President and
Chief Executive Officer

Dated: December 19, 2012

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